July 1, 2024

Felipe MacLean
Chief Executive Officer
Clover Leaf Capital Corp.
1450 Brickell Avenue, Suite 1420
Miami, FL 33131

       Re: Clover Leaf Capital Corp.
           Amendment No. 7 to Registration Statement on Form S-4
           Filed June 26, 2024
           File No. 333-274851
Dear Felipe MacLean:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 20, 2024 letter.

Amendment No. 7 to Registration Statement on Form S-4 filed June 26, 2024 Summary of the Proxy Statement/Prospectus
Clover Leaf Nasdaq Listing, page 13

1. We note your preliminary proxy statement filed June 25, 2024, which seeks to extend the date that you must consummate your initial business combination from July 22, 2024 to
       October 22, 2024. We further note that you amended the business combination agreement so as to change the outside date from July 22, 2024 to August 30, 2024. Here or in another place in your prospectus summary, as appropriate, please revise to explain that the proposed termination deadline of October 22, 2024 and the amended outside date of
       August 30, 2024 contemplate a timeline for your business combination that do not comply with Nasdaq IM-5101-2, or advise, and disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from
       Nasdaq, similar to the risk factor entitled "The Charter Extension contemplated by the
 July 1, 2024
Page 2

       Extension Amendment Proposal contravenes Nasdaq rules . . . ," which we note you include on page 14 of your preliminary proxy statement.
Item 21. Exhibits and Financial Statements Schedules., page II-2

2. To the extent that the resale prospectus contemplates offering 30% (as opposed to 20%) of the Merger Consideration as part of the Digital Ally Distribution, please revise to update
       Exhibit 5.1 and 107. In this regard, both the legal opinion and filing fee table continue to indicate that you contemplate an offering of 20% of the Merger Consideration.
General

3. With respect to the Digital Ally Distribution, revise to select the percentage and quantify the number of shares you are registering in the distribution on page 210 consistent with
       Item 501(b)(2) of Regulation S-K, which requires you to state the amount of securities offered at this time.
4. We note your revised disclosure that "Digital Ally intends to effect the Digital Ally
       Distribution by making a pro rata in-kind distribution of the securities to its stockholders and certain warrantholders pursuant to the registration statement . . . .." Please elaborate upon the identity of the "certain" warrantholders, including the terms of such warrants, number of warrantholders and amount of warrants that will be part of the distribution and why only "certain" of your outstanding warrants will be participating in the distribution.
       Provide us with your analysis as to how the distribution continues to be a "pro rata in kind," when it no longer appears that you are providing equal value because you have introduced a new class of securities.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398
if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jessica Yuan